Exhibit 5.1
CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
The Board of Directors
Cardiome Pharma Corp.
We consent to the use of our reports dated March 13, 2008 with respect to the consolidated balance sheets of Cardiome Pharma Corp. as at December 31, 2007 and 2006 and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the years ended December 31, 2007 and 2006, the effectiveness of internal control over financial reporting as of December 31, 2007 and the supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles”, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.
/s/  KPMG LLP
Chartered Accountants
Vancouver, Canada
October 23, 2008